                                                                  CONFORMED COPY
                                                                  --------------




                                   FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the plan year ended December 31, 1997

                                      OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

Commission file number I-3932

   Full title of plan:  WHIRLPOOL 401(k) PLAN

   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             WHIRLPOOL CORPORATION
                             Administration Center
                                2000 North M-63
                         Benton Harbor, MI  49022-2692

Total Number of pages herein is 28 pages

The Exhibit Index appears on page 27

Reference is hereby made to the Financial Statements attached hereto which begin on page F-1.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                        WHIRLPOOL 401(k) PLAN


Date: June 25, 1998

                                        By: /s/ Kenneth W. Kaminski
                                        ----------------------------------
                                        Name:  Kenneth W. Kaminski
                                        Title: Trustee and Chairman of the
                                               Individual Trustees

                          ANNUAL REPORT ON FORM 11-K
                          --------------------------

                             FINANCIAL STATEMENTS
                             --------------------

                       PLAN YEAR ENDED DECEMBER 31, 1997

                             WHIRLPOOL 401(k) PLAN

                             WHIRLPOOL CORPORATION

                            BENTON HARBOR, MICHIGAN



                                                                               4

                                   FORM 11-K

                             FINANCIAL STATEMENTS

                             WHIRLPOOL 401(k) PLAN
                             WHIRLPOOL CORPORATION


The following financial statements of the Whirlpool 401(k) Plan are submitted herewith:

                                                                           Page
                                                                           ----

     Report of Independent Auditors                                         F-3

     Statements of Assets Available for
          Benefits -- December 31, 1997 and 1996                            F-4

     Statements of Changes in Assets Available
          for Benefits -- Two-Years Ended
          December 31, 1997                                                 F-5

     Notes to Financial Statements                                          F-6

     Lines 27a -- Schedule of Assets Held for
          Investment Purposes                                               F-21

     Lines 27d -- Schedule of Reportable
          Transactions                                                      F-23


Schedules Nos. I, II and III, for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission, have been omitted since the information required is shown in the related financial statements and notes thereto.



                                                                               5

                         Report of Independent Auditors

The Trustees
Whirlpool 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Whirlpool 401(k) Plan as of December 31, 1997 and 1996, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                             /s/ Ernst & Young LLP

May 18, 1998
                                                                               6

                             Whirlpool 401(k) Plan

                  Statements of Assets Available for Benefits

                                                         December 31
                                                     1997            1996
                                                 ----------------------------

Contributions receivable                         $ 13,449,333    $ 13,747,271

Interest and dividends receivable                     206,929         160,165

Investments:
 At fair value:
  Mutual funds                                    363,440,595     281,588,580
  Common trust funds                                9,456,615      41,793,526
  Common stock of Whirlpool Corporation            57,871,662      55,930,639
 At contract value:
  Guaranteed investment contracts                  82,316,595      68,938,488
 At cost:
  Participant loans                                24,039,994      19,838,946
                                                 ----------------------------
                                                  537,125,461     468,090,179
                                                 ----------------------------
Assets available for benefits                    $550,781,723    $481,997,615
                                                 ============================

See accompanying notes.
                                                                               7
                                      F-4

                             Whirlpool 401(k) Plan

             Statements of Changes in Assets Available for Benefits

                                                         Year ended December 31
                                                          1997            1996
                                                      ----------------------------
Additions
Dividends on Whirlpool Corporation common
 stock                                                $  1,592,075    $  1,698,883

Other dividends                                         25,869,730      18,191,366
Interest                                                 7,117,702       6,348,961
                                                      ----------------------------
                                                        34,579,507      26,239,210

Net realized and unrealized appreciation
 (depreciation) in fair value of
 investments:
  Whirlpool Corporation common stock                    12,092,758      (7,832,687)
  Investments other than Whirlpool
   Corporation common stock                             37,648,389      12,029,779
                                                      ----------------------------
                                                        49,741,147       4,197,092

Employer contributions                                   7,155,734       7,358,765
Employee contributions                                  54,828,328      53,907,401
                                                      ----------------------------
                                                        61,984,062      61,266,166
                                                      ----------------------------
Total additions                                        146,304,716      91,702,468

Deductions
Participant withdrawals                                 77,445,369      43,351,317
Administrative expenses                                     75,239         103,328
                                                      ----------------------------
Total deductions                                        77,520,608      43,454,645
                                                      ----------------------------
Net increase                                            68,784,108      48,247,823
Assets available for benefits at beginning of year     481,997,615     433,749,792
                                                      ----------------------------
Assets available for benefits at end of year          $550,781,723    $481,997,615
                                                      ============================

See accompanying notes.
                                                                               8

                             Whirlpool 401(k) Plan

                         Notes to Financial Statements


1. Description of Plan

The Whirlpool 401(k) Plan (the Plan) is a defined-contribution plan sponsored by Whirlpool Corporation and participating subsidiaries (referred to as Employer or Whirlpool). The following description of the Plan provides only general information. Participants should refer to the Whirlpool Savings Plan Summary Plan Description for a more complete description of the Plan's provisions.

Every full-time and every part-time employee of Whirlpool shall be eligible to participate upon employment. Participation in the Plan is voluntary. The Plan allows each participant to make tax-deferred contributions to the Plan, by payroll deduction, each payroll period, in any whole percentage of eligible earnings up to 15%, but not to exceed the maximum allowable annual contribution, as determined by the Internal Revenue Code. Such elections are made and can be adjusted by giving notice to the custodian via the voice response system on a daily basis, to be effective, in most cases, as of the beginning of the next payroll period. In addition, certain employees may make additional tax-deferred contributions to the Plan by directing that a portion of any annual bonus due to the participant of one or more designated bonus plans be deposited into the Plan. The amount of any such additional tax-deferred contributions may be elected by the employee to equal the same percentage of any annual bonus payment as is applied for payroll deduction purposes or in any whole percentage between 0% and 75%, as the participant elects, provided, however, that the deduction percentage applicable to a participant who is a highly compensated participant may not exceed 15%.

For each year, the Employer establishes performance goals that consist of five levels of performance for the Employer. The attainment of these goals results in an Employer matching contribution based on the tax-deferred contributions of each employee (other than exempt employees, and employees who terminated employment during the year for a reason other than retirement, disability, or death) that do not exceed 5% of the employee's eligible earnings, as follows:
(i) no matching contribution if Employer performance compared to goals is below level 1 performance; (ii) a $.25 per dollar match for level 1 performance;
(iii) a $.40 per dollar match for level 2 performance; (iv) a $.50 per dollar match for level 3 performance; (v) a $.60 per dollar match for level 4 performance; and (vi) a $.75 per dollar match for level 5 performance. Employer matching contributions and tax-deferred contributions are 100% vested at all times. Exempt employees are not eligible for Employer matching contributions. Furthermore, participants who terminate employment during the year are not eligible for Employer matching contributions unless the termination is due to the participant's retirement, death, disability, or a reduction in work force.

                             Whirlpool 401(k) Plan

1. Description of Plan (continued)

The value of each participant's aggregate deposits can be invested in accordance with that participant's election in one or more of the following investment funds in any whole percentage:

     Whirlpool Stock Fund

     Consists exclusively of stock in Whirlpool Corporation for those who want to share in the potential growth of Whirlpool Corporation. Since this investment is in shares of an individual stock, the potential return will depend on Whirlpool's performance.

     Putnam New Opportunities Fund

     Aggressively seeks long-term capital appreciation by investing primarily in common stocks of companies within certain emerging industry groups that offer above-average potential for growth.

     EuroPacific Growth Fund

     Aggressively seeks higher long-term returns by investing primarily in common and preferred stock of companies located outside the United States, as well as in fixed-income securities and other short-term securities.

     Heartland Value Fund

     Aggressively seeks higher long-term returns by investing primarily in common and preferred stocks of companies located in the United States with small-market capitalizations, as well as in fixed-income securities and other short-term securities.

     Putnam Voyager Fund

     Seeks aggressive capital appreciation by investing primarily in a combination of stocks of smaller companies expected to grow over time, as well as stocks of larger, more established corporations.

                             Whirlpool 401(k) Plan

1. Description of Plan (continued)

     Putnam Income Fund

     Seeks current income consistent with prudent risk by investing primarily in corporate bonds from creditworthy companies.

     Stable Value Fund

     Seeks a stable rate of return while preserving principal by investing in a diversified portfolio of investment contracts and other fixed-income securities. This fund includes investments selected prospectively by Putnam Investments for Whirlpool participants, as well as investments previously negotiated by Whirlpool Corporation.

     Vanguard Windsor II Fund

     Aggressively seeks higher long-term returns and dividend income by investing mainly in common stocks of companies considered to be undervalued by the Fund's advisors.

     Putnam S&P 500 Index Fund

     Seeks to closely match the performance of the Standard and Poor's 500 Index. Diversification is among different types of stocks, with some investment in money market instruments and financial futures contracts.

     The Asset Allocation Portfolios described below are a mix of stocks, bonds, and money market instruments adjusted by Putnam's investment team to take advantage of market conditions. The three funds differ for the most part in the percentages of stocks they contain compared to bonds and money market instruments. Participants select the portfolio that is most consistent with their lifestyle and financial needs. Each of the portfolios are managed for long-term results and changes are made to each portfolio depending on its goals.

     Putnam Asset Allocation: Growth Portfolio

     For more aggressive investors who will accept more risk in exchange for higher growth potential. Diversification is among different types of stocks, with some investment in bond and money market instruments.

                             Whirlpool 401(k) Plan

1. Description of Plan (continued)

     Putnam Asset Allocation: Balanced Portfolio

     For investors who want an investment with moderate risk and potential for moderate growth. Risk is reduced because of the balance between the relative stability of bonds and the fluctuation of stocks.

     Putnam Assets Allocation: Conservative Portfolio

     For investors who are willing to assume reduced potential for growth in exchange for less risk. Risk is reduced through substantial investments in investment-grade bonds, while a portion remains in stocks to help investments stay ahead of inflation.

Prior to June 30, 1996, participants could direct their aggregate deposits in the following funds in addition to the Whirlpool Stock Fund, the EuroPacific Growth Fund, and the Heartland Value Fund:

     Index Fund

     The objective of the Index Fund was to closely match the performance of the Standard and Poor's 500 Index. This fund was 100% invested in the Woodward Equity Index Fund. Because the fund was a broadly diversified fund, it could have invested in securities of Whirlpool or its subsidiaries.

     Equity Growth Fund

     The objective of the Equity Growth Fund was to achieve long-term capital appreciation from common stocks. This fund was 100% invested in the IDS New Dimensions Fund, Inc. Because the fund was a broadly diversified fund, it could have invested in securities of Whirlpool or its subsidiaries.

     Income Fund

     The objective of the Income Fund was to earn a consistent return with stability of principal. The fund was invested in guaranteed investment contracts and a common trust fund. The underlying securities of the common trust fund included U.S. government bonds, Treasury notes, and corporate bonds.

                             Whirlpool 401(k) Plan

1. Description of Plan (continued)

     Balanced Fund

     The objective of the Balanced Fund was to allow the investor to benefit from periods of strength in both the stock and bond markets while helping to reduce the risk of investing in a single market. It allowed the participant to utilize the expertise of a professional to make the critical asset mix decision.

     This fund was 100% invested in IDS Investment Series, Inc. Because the fund was a broadly diversified fund, it could have invested in securities of Whirlpool or its subsidiaries.

     Money Market Fund

     The objective of the Money Market Fund was to earn a good return for investments concurrent with preservation of capital and liquidity. The Money Market Fund invested in obligations issued or guaranteed by the U.S. government or its agencies, high quality certificates of deposit, time deposits, bankers' acceptances, variable rate master notes, commercial paper, and repurchase agreements.

Deposits and withdrawals from each investment fund and transfers among investment funds are made at the direction of the participants' elections. The Employer is responsible for determining that such transactions are in accordance with the Plan.

Income, including market value adjustments, under each of these funds is allocated to the participants' accounts daily based on each participant's equity in the fund.

Employer matching contributions are initially invested in the Whirlpool Stock Fund (but may subsequently be transferred to another investment fund in accordance with provisions of the Plan).

Plan investments are made in the manner specified in the Trust agreement and in accordance with the stated investment policies of the respective funds. To the extent monies available for investment are not immediately invested, as provided in the investment policy of each fund, such monies are temporarily invested in short-term income investments. All investments are made in light of a continuing evaluation of economic and market conditions that may cause such investment policy to vary from time to time.

                                                                              13

                             Whirlpool 401(k) Plan

1. Description of Plan (continued)

The Plan makes loans to participants in amounts up to the lesser of $50,000 or 50% of a participant's account balance, with a minimum loan amount of $500. Each such loan is allocated to a separate loan account and treated for investment purposes as an investment of the account of the participant who received the loan.

2. Significant Accounting Policies

Investments Held by the Trust

All the investments of the Plan are held by the Trust. For the period January 1, 1996 to June 30, 1996, NBD Bank was the custodian of the Trust's assets. Effective July 1, 1996, custodianship was transferred to Putnam Investment Company. The custodian invests all assets of the Trust except as follows: (i) The Individual Trustees direct the investment of the Whirlpool Stock Fund; and
(ii) the Individual Trustees may direct that a specified percentage of the assets credited to any or all of the investment fund or funds be allocated to one or more separate accounts within said investment fund and invested in accordance with the direction of the Individual Trustees or an investment manager designated by the Individual Trustees.

Contributions, loan distributions and repayments, and participant withdrawals are specifically identified to the fund or funds within the Trust to which assets of the Plan are credited. Investment income and related expenses of the Trust are allocated to the investment funds based on each investment fund's proportionate share of the current value of the Trust assets at the end of each month.

Valuation of Investments

The Plan's investments represent the Plan's share of the Trust's investments. The Plan's guaranteed investment contracts are stated at contract value as reported by the insurance companies. Contract value represents contributions made under the contract, plus interest at the contract rate, less the insurance companies' administrative expenses. Whirlpool

                                                                              14

                             Whirlpool 401(k) Plan

2. Significant Accounting Policies (continued)

common stock is valued at the last reported sales price on a national securities exchange on the last business day of the Plan year. The fair value of the participation units owned by the Plan in the common trust funds and mutual funds is based on quoted redemption values on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses

In general, plan expenses, except for broker commissions and portfolio transaction fees, are paid by Whirlpool.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Trustees to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

A summary of the investments held at December 31 is as follows:

                                                          December 31
                                                       1997          1996
                                                   --------------------------
Investments, at fair value:
 Mutual funds                                      $363,440,595  $281,588,580
 Common trust funds                                   9,456,615    41,793,526
 Common stock of Whirlpool:
  (1,052,212 shares at December 31, 1997;
   1,199,586 shares at December 31, 1996)            57,871,662    55,930,639

Investments, at contract value:
 Guaranteed investment contracts                     82,316,595    68,938,488
Investment, at cost:
 Participant loans                                   24,039,994    19,838,946
                                                   ==========================
Total investments                                  $537,125,461  $468,090,179
                                                   ==========================

                                                                              15

                             Whirlpool 401(k) Plan

3. Investments (continued)

A summary of the guaranteed investment contracts held at December 31, 1997, is as follows:

                                                           Credited
                                                           Interest          Average         Fair
                                                             Rate             Yield          Value
                                                        ----------------------------------------------

Continental Assurance Company, #GP-24029                      5.15%            5.08%      $ 5,211,409
John Hancock Mutual Life Insurance Company,
 #8722-GAC                                                    6.04             7.76         2,650,453
Life Insurance Company of Virginia, #GS-2949                  6.40             6.26         5,000,850
Life Insurance Company of Virginia, #GS-3056                  5.81             5.49         6,109,869
New York Life Insurance Company, #GA30745                     5.40             5.14         6,102,887
New York Life Insurance Company, #GA30679                     5.16             5.09         5,211,818
Peoples Security Life Insurance Company,
 #BDA00720FR                                                  5.07             4.99         5,208,139
The Principal Financial Group, #GA430429-01                   6.26             5.62           504,680
Security Life of Denver, #FA-0627                             6.25             6.74         2,003,325
TransAmerica Occidental Life Insurance Company,
 #GA51469                                                     5.00             4.62         5,545,667
United of Omaha Life Insurance Company,
 #SDGA11498                                                   6.23             5.98         2,507,254
United of Omaha Life Insurance Company,
 #SDGA111566                                                  6.23             5.98         2,507,254
Morgan Guaranty Trust Company, #WHIR9705A                     5.62             5.54        33,752,990
                                                                                        ---------------
                                                                                          $82,316,595
                                                                                        ===============

The credited interest rates for the United of Omaha Life Insurance Company guaranteed investment contracts are adjusted monthly, and the credited interest rate for the Morgan Guaranty Trust Company guaranteed investment contract is adjusted quarterly. All remaining guaranteed insurance contracts have credited interest rates which are fixed over the lives of the contracts.

A guaranteed investment contract with Security Life of Denver Insurance Company matured in September 1997. The credited interest rate was 5.06%. The contract had average yields of 5.49% and 5.90% in 1997 and 1996, respectively.

The guaranteed investment contract with Morgan Guaranty Trust Company has underlying investments with a fair value of $33,313,888. The fair value of the wrapper contract is $439,102 at December 31, 1997.

                                                                              16

                             Whirlpool 401(k) Plan

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

                                                          December 31
                                                      1997           1996
                                                  ---------------------------

Heartland Value Fund                              $ 49,910,463   $ 28,148,402
Putnam Asset Allocation:  Balanced Portfolio        47,506,461     38,313,040
Putnam New Opportunities Fund                       30,452,757              -
Putnam Voyager Fund                                177,906,240    166,479,169
Whirlpool common stock                              57,871,662     55,930,639
Morgan Guaranty Trust Company guaranteed
 investment contract                                33,752,990              -
Security Life of Denver Insurance Company
 guaranteed investment contract                              -     63,914,848
Boston Safe Deposit & Trust Company Short Term
 Investment Fund                                             -     41,793,526


                             Whirlpool 401(k) Plan

4. Detail of the Allocation of Plan Assets

Detail of the allocation of Plan assets as of December 31, 1997, follows:

                                                       Putnam
                                        Whirlpool        New       EuroPacific    Heartland      Putnam       Putnam
                                          Stock     Opportunities     Growth        Value       Voyager       Income
                                          Fund          Fund           Fund         Fund          Fund         Fund
                                       --------------------------------------------------------------------------------
Contributions receivable               $         -    $         -   $         -  $         -  $          -  $         -
Interest and dividends receivable                -              -             -            -             -            -
Investments:
  Mutual Funds                                   -     30,452,757    18,565,883   49,910,463   177,906,240   12,183,207
  Common trust funds                             -              -             -            -             -            -
  Common stock of Whirlpool             57,871,662              -             -            -             -            -
  Guaranteed investment contract                 -              -             -            -             -            -
  Participant loans                              -              -             -            -             -            -
                                       --------------------------------------------------------------------------------
Total investments                       57,871,662     30,452,757    18,565,883   49,910,463   177,906,240   12,183,207
                                       --------------------------------------------------------------------------------
Assets available for benefits          $57,871,662    $30,452,757   $18,565,883  $49,910,463  $177,906,240  $12,183,207
                                       =================================================================================

                                                                              Putnam       Putnam        Putnam
                                                                Putnam         Asset        Asset        Asset
                                         Stable      Vanguard   S&P 500     Allocation:  Allocation:  Allocation:
                                          Value     Windsor II  Index         Growth      Balanced    Conservative
                                          Fund         Fund     Fund         Portfolio    Portfolio    Portfolio
                                       ----------------------------------------------------------------------------
Contributions receivable               $         -  $        -  $        -  $         -  $         -    $        -
Interest and dividends receivable          206,929           -           -            -            -             -
Investments:
  Mutual Funds                                   -   3,972,761   2,739,557   12,775,860   47,506,461     7,427,406
  Common trust funds                     9,456,615           -           -            -            -             -
  Common stock of Whirlpool                      -           -           -            -            -             -
  Guaranteed investment contract        82,316,595           -           -            -            -             -
  Participant loans                              -           -           -            -            -             -
                                       ----------------------------------------------------------------------------
Total investments                       91,773,210   3,972,761   2,739,557   12,775,860   47,506,461     7,427,406
                                       ----------------------------------------------------------------------------
Assets available for benefits          $91,980,139  $3,972,761  $2,739,557  $12,775,860  $47,506,461    $7,427,406
                                       ============================================================================

                                       Contributions
                                          Pending       Participant
                                        Allocation         Loans          Total
                                       --------------------------------------------
Contributions receivable                 $13,449,333    $         -    $ 13,449,333
Interest and dividends receivable                  -              -         206,929
Investments:
  Mutual Funds                                     -              -     363,440,595
  Common trust funds                               -              -       9,456,615
  Common stock of Whirlpool                        -              -      57,871,662
  Guaranteed investment contract                   -              -      82,316,595
  Participant loans                                -     24,039,994      24,039,994
                                       --------------------------------------------
Total investments                                  -     24,039,994     537,125,461
                                       --------------------------------------------
Assets available for benefits            $13,449,333    $24,039,994    $550,781,723
                                       ============================================

Detail of the allocation of Plan assets as of December 31, 1996, follows:

                                                          Putnam
                                           Whirlpool        New       EuroPacific    Heartland      Putnam       Putnam
                                             Stock     Opportunities     Growth        Value       Voyager       Income
                                             Fund          Fund           Fund         Fund          Fund         Fund
                                          -------------------------------------------------------------------------------
Contributions receivable                  $         -    $         -   $         -  $         -  $          -  $        -
Interest and dividends receivable                   -              -             -            -             -           -
Investments:
  Mutual Funds                                      -     21,133,369    13,688,148   28,148,188   166,479,169   4,758,430
  Common trust fund                                 -              -             -            -             -           -
  Common stock of Whirlpool Corporation    55,930,639              -             -            -             -           -
  Guaranteed investment contracts                   -              -             -            -             -           -
  Participant loans                                 -              -             -            -             -           -
                                          -------------------------------------------------------------------------------
Total investments                          55,930,639     21,133,369    13,688,148   28,148,188   166,479,169   4,758,430
                                          -------------------------------------------------------------------------------
Assets available for benefits             $55,930,639    $21,133,369   $13,688,148  $28,148,188  $166,479,169  $4,758,430
                                          ===============================================================================

                                                      Putnam       Putnam       Putnam
                                                       Asset        Asset        Asset
                                         Stable     Allocation:  Allocation:  Allocation:   Contributions
                                          Value       Growth      Balanced    Conservative     Pending    Participant
                                          Fund       Portfolio    Portfolio    Portfolio     Allocation      Loans        Total
                                       --------------------------------------------------------------------------------------------
Contributions receivable               $          -  $        -   $        -   $         -   $13,747,271  $         -  $ 13,747,271
Interest and dividends receivable           160,165           -            -             -             -            -       160,165
Investments:
  Mutual Funds                                    -   5,029,055    4,039,181    38,313,040             -            -   281,588,580
  Common trust fund                      41,793,526           -            -             -             -            -    41,793,526
  Common stock of Whirlpool Corporation           -           -            -             -             -            -    55,930,639
  Guaranteed investment contracts        68,938,488           -            -             -             -            -    68,938,488
  Participant loans                               -           -            -             -             -   19,838,946    19,838,946
                                       --------------------------------------------------------------------------------------------
Total investments                       110,732,014   5,029,055    4,039,181    38,313,040             -   19,838,946   468,090,179
                                       --------------------------------------------------------------------------------------------
Assets available for benefits          $110,892,179  $5,029,055   $4,039,181   $38,313,040   $13,747,271  $19,838,946  $481,997,615
                                       ============================================================================================

                                                                              18

                             Whirlpool 401(k) Plan

5.   Detail of Statement of Changes in Assets Available for Plan Benefits

Detail of statement of changes in assets available for plan benefits for the year ended December 31, 1997.

                                                     Putnam
                                     Whirlpool        New       EuroPacific   Heartland      Putnam       Putnam         Stable
                                       Stock     Opportunities    Growth        Value       Voyager       Income          Value
                                       Fund           Fumd         Fumd          Fumd         Fumd         Fumd           Fumd
                                    ------------------------------------------------------------------------------------------------
Assets available for benefits at
 beginning of year                  $55,930,639   $21,133,369   $13,688,148  $28,148,188  $166,479,169   $ 4,758,430  $ 110,892,179

Dividends on Whirlpool
 common stock                         1,592,075             -            -            -              -             -              -
Other dividends                               -       655,809    1,669,327    6,467,690     10,503,219       554,685              -
Interest                                      -        22,455          143        1,407             35            46      5,178,501
                                    ------------------------------------------------------------------------------------------------
                                      1,592,075       678,264    1,669,470    6,469,097     10,503,254       554,731      5,178,501

Net realized and unrealized
 appreciation in fair value of
 investments:
   Whirlpool common stock            12,092,758             -            -            -              -             -              -
   Investments other than Whirlpool
    common stock                              -     4,161,405     (118,116)   1,419,428     28,738,316       139,538              -
                                    ------------------------------------------------------------------------------------------------
                                     12,092,758     4,161,405     (118,116)   1,419,428     28,738,316       139,538              -

Employer contributions                        -             -            -            -              -             -              -
Employee contributions                4,889,528     4,222,729    2,556,960    3,935,298     15,078,165       856,928      9,151,794
                                    ------------------------------------------------------------------------------------------------
                                      4,889,528     4,222,729    2,556,960    3,935,298     15,078,165       856,928      9,151,794

Participant withdrawals              (3,801,153)   (1,892,915)  (3,348,637)  (4,662,902)   (16,663,197)   (2,187,826)   (34,660,377)
Loans issued                         (3,167,146)     (879,562)    (499,227)    (940,981)    (5,224,988)     (100,912)    (2,673,508)
Loan repayments                       1,707,551       894,319      492,989      960,057      4,162,145       148,907      2,288,777
Administrative expenses                 (17,158)       (3,926)      (2,118)      (4,053)       (24,562)         (572)       (15,179)
Interfund transfers                 (11,355,432)    2,139,074    4,126,414   14,586,331    (25,142,062)    8,013,983      1,817,952
                                    -----------------------------------------------------------------------------------------------
Assets available for benefits
 at end of year                     $57,871,662   $30,452,757  $18,565,883  $49,910,463   $177,906,240   $12,183,207    $91,980,139
                                    ================================================================================================


                                                        Putnam      Asset      Asset          Asset
                                       Vanguard        S&P 500   Allocation  Allocation    Allocation   Contributions
                                      Windsor II        Index      Growth     Balanced    Conservative    Pending       Participant
                                         Fund            Fund    Portfolio   Portfolio     Portfolio     Allocation        Loans
                                    ------------------------------------------------------------------------------------------------
Assets available for benefits at
 beginning of year                  $         -        $    -   $5,029,055  $38,313,040   $  4,039,181   $13,747,271    $19,838,946

Dividends on Whirlpool
 common stock                                 -             -            -            -              -             -              -
Other dividends                         185,797             -      957,639    4,344,227        531,337             -              -
Interest                                      -             -            -        2,533            281             -      1,912,301
                                    -----------------------------------------------------------------------------------------------
                                        185,797             -      957,639    4,346,760        531,618             -      1,912,301

Net realized and unrealized
 appreciation in fair value of
 investments:
   Whirlpool common stock
   Investments other than Whirlpool           -             -            -            -              -             -              -
    common stock                       (156,412)       13,604      743,796    2,517,421        189,409             -              -
                                    -----------------------------------------------------------------------------------------------
                                       (156,412)       13,604      743,796    2,517,421        189,409             -              -


Employer contributions                        -             -            -            -              -     7,155,734              -
Employee contributions                   11,774         6,886    1,387,524    4,819,574      1,569,591     6,341,577              -
                                    ------------------------------------------------------------------------------------------------
                                         11,774         6,886    1,387,524    4,819,574      1,569,591    13,497,311              -


Participant withdrawals                 [3,157)       (1,816)   1,299,647)  (6,759,802)    (1,484,236)             -       (679,704)
Loans issued                              (203)       (2,445)    (211,998)  (1,270,629)       (96,190)             -     15,067,789
Loan repayments                          5,782         5,179      293,410    1,051,815         88,407              -     12,099,338
Administrative expenses                     (9)          (21)      (1,144)      (6,198)          (299)             -              -
Interfund transfers                  3,929,189     2,718,170    5,877,225    4,494,480      2,589,925    (13,795,249)             -
                                    ------------------------------------------------------------------------------------------------
Assets available for benefits
 at end of year                     $3,972,761    $2,739,557  $12,775,860  $47,506,461    $ 7,427,406   $ 13,449,333    $24,039,994
                                    ================================================================================================

                                       Total
                                    ------------
Assets available for benefits at
 beginning of year                  $481,997,615

Dividends on Whirlpool
 common stock                          1,592,075
Other dividends                       25,869,730
Interest                               7,117,702
                                    ------------
                                      34,579,507

Net realized and unrealized
 appreciation in fair value of
 investments:
   Whirlpool common stock             12,092,758
   Investments other than Whirlpool
    common stock                      37,648,389
                                    ------------
                                      49,741,147


Employer contributions                 7,155,734
Employee contributions                54,828,328
                                    ------------
                                      61,984,062

Participant withdrawals              (77,445,369)
Loans issued                                   -
Loan repayments                                -
Administrative expenses                  (75,239)
Interfund transfers                            -
                                    ------------
Assets available for benefits
 at end of year                     $550,781,723
                                    ============

                                                                              19

                             Whirlpool 401(k) Plan

5. Detail of Statement of Changes in Assets Available for Plan Benefits (continued)

Detail of statement of changes in assets available for plan benefits for the year ended December 31, 1996.


                                                                                  Equity
                                                            Index                 Growth               Income
                                                             Fund                  Fund                 Fund
                                                        ---------------------------------------------------------
Assets available for benefits at beginning of year      $  57,091,495          $ 102,259,508        $ 132,807,653

Dividends on Whirlpool common stock                                 -                      -                    -
Other dividends                                               715,000                  1,071              881,616
Interest                                                       29,067                 10,222            1,491,387
                                                        ---------------------------------------------------------
                                                              744,067                 11,293            2,373,003

Net realized and unrealized appreciation in fair
 value of investments:
  Whirlpool common stock                                            -                      -                    -
  Investments other than Whirlpool common stock             5,155,581             12,893,183            1,313,227
                                                        ---------------------------------------------------------
                                                            5,155,581             12,893,183            1,313,227

Employer contributions
Employee contributions                                      3,322,673              5,431,966            4,483,933
                                                        ---------------------------------------------------------
                                                            3,322,673              5,431,966            4,483,933

Participant withdrawals                                    (2,202,830)            (2,973,781)         (13,611,141)
Loans issued                                               (1,185,230)            (1,969,447)          (1,594,223)
Loan repayments                                               747,237              1,258,775            1,197,481
Administrative expenses                                       (33,760)               (14,745)             (14,770)
Interfund transfers                                           415,986              2,450,322           (6,156,702)
Transfers to (from) custodians                            (64,055,219)          (119,347,074)        (120,798,461)
                                                        ---------------------------------------------------------
Assets available for benefits at end of year            $           -          $           -        $           -
                                                        =========================================================

                                                  Putnam
                     Money        Whirlpool         New        EuroPacific    Heartland       Putnam        Putnam
 Balanced            Market         Stock      Opportunities     Growth         Value         Voyager       Income
   Fund               Fund          Fund           Fund           Fund           Fund          Fund          Fund
--------------------------------------------------------------------------------------------------------------------

$31,126,659        $ 2,094,001   $66,828,253   $           -   $ 5,517,039   $12,882,721   $          -   $        -
          -                  -     1,698,883               -             -             -              -            -
    647,237             57,233             -         165,755       407,048     1,774,806     10,485,282       94,231
      1,666                 24         4,119               -            91           208              -            -
--------------------------------------------------------------------------------------------------------------------
    648,903             57,257     1,703,002         165,755       407,139     1,775,014     10,485,282       94,231

          -                  -    (7,832,687)              -             -             -              -            -
    624,860                  -             -        (520,234)    1,224,825     2,067,252    (10,856,941)      29,479
--------------------------------------------------------------------------------------------------------------------
    624,860                  -    (7,832,687)       (520,234)    1,224,825     2,067,252    (10,856,941)      29,479
                             -             -               -             -             -              -            -
  2,050,565            525,200     6,667,167       2,084,331     1,632,630     3,906,800      8,461,046    1,205,988
--------------------------------------------------------------------------------------------------------------------
  2,050,565            525,200     6,667,167       2,084,331     1,632,630     3,906,800      8,461,046    1,205,988

 (1,443,877)          (757,942)   (3,593,706)       (379,201)     (603,692)   (1,022,913)    (4,259,199)    (166,106)
   (552,960)           (43,126)   (3,265,875)       (234,550)     (257,253)     (563,599)    (2,403,798)     (24,651)
    414,138             20,781     1,821,173         235,561       219,985       525,431      2,273,710       14,872
     (4,888)              (384)      (21,384)          1,111          (419)       (2,162)        (7,755)         (65)
   (262,096)           928,326    (6,375,304)     19,780,596     5,547,894     8,579,644    (20,706,471)   3,604,682
(32,601,304)        (2,824,113)            -               -             -             -    183,493,295            -
--------------------------------------------------------------------------------------------------------------------
$         -        $         -   $55,930,639     $21,133,369   $13,688,148   $28,148,188   $166,479,169   $4,758,430
====================================================================================================================


                 Putnam           Putnam          Putnam
                  Asset           Asset            Asset
   Stable      Allocation:     Allocation:      Allocation:   Contributions
   Value         Growth        Conservative      Balanced        Pending        Participant
    Fund        Portfolio       Portfolio        Portfolio     Allocation          Loans          Total
------------------------------------------------------------------------------------------------------------

$          -   $          -   $           -     $        -       $ 7,830,382   $ 15,312,081    $433,749,792
           -              -               -              -                 -              -       1,698,883
           -        229,863       2,536,951        195,273                 -              -      18,191,366
   3,240,495              -               -              -                 -      1,571,682       6,348,961
------------------------------------------------------------------------------------------------------------
   3,240,495        229,863       2,536,951        195,273                 -      1,571,682      26,239,210

           -              -               -              -                 -              -      (7,832,687)
           -        (28,564)        198,282        (71,171)                -              -      12,029,779
------------------------------------------------------------------------------------------------------------
                    (28,564)        198,282        (71,171)                -              -       4,197,092
           -              -               -              -         7,358,765              -       7,358,765
   4,990,194        603,076       2,606,658        349,146         5,586,028              -      53,907,401
------------------------------------------------------------------------------------------------------------
   4,900,194        603,076       2,606,658        349,146        12,944,793              -      61,266,166

 (10,003,439)      (148,217)     (1,624,765)       (59,485)                -       (501,023)    (43,351,317)
  (1,142,132)       (24,965)       (478,217)       (16,612)                -     13,756,638               -
   1,084,389         32,867         431,041         14,816                 -    (10,292,257)              -
       4,702           (126)           (486)           (22)                -         (8,175)       (103,328)
 (10,813,602)     4,365,121       2,042,272      3,627,236        (7,027,904)             -               -
 123,531,572              -      32,601,304              -                 -              -               -
------------------------------------------------------------------------------------------------------------
$110,892,179     $5,029,055     $38,313,040     $4,039,181       $13,747,271   $ 19,838,946    $481,997,615
============================================================================================================

                                                                              21

                             Whirlpool 401(k) Plan

6.   Income Tax Status

The Internal Revenue Service ruled on March 27, 1995, that the Plan qualified under section 401(a) of the Internal Revenue Code (IRC) and that the related trust is tax-exempt under section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. In addition, in order to maintain its qualified status, the Plan must be operated in accordance with the terms of the Plan document and the requirements of the IRC. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                            Supplemental Schedules


                                     F-20                                     23

                             Whirlpool 401(k) Plan

          Line 27a -- Schedule of Assets Held for Investment Purposes

                               December 31, 1997

                                                               Number of                               Contract/
                                                                Shares                                  Current
                Description of Investment                      or Units                   Cost           Value
------------------------------------------------------------------------------------------------------------------
Mutual funds:
 EuroPacific Growth Fund*                                     713,524 units            $ 18,343,766   $ 18,565,883
 Heartland Value Fund*                                      1,473,589 units              48,527,745     49,910,463
 Putnam* Asset Allocation:  Growth Portfolio                1,031,143 units              12,554,842     12,775,860
 Putnam* Asset Allocation:  Balanced Portfolio              4,264,494 units              45,954,531     47,506,461
 Putnam* Asset Allocation:  Conservative Portfolio            744,976 units               7,493,482      7,427,406
 Putnam* Income Fund                                        1,711,125 units              12,066,075     12,183,207
 Putnam* New Opportunities Fund                               620,219 units              27,175,469     30,452,757
 Putnam* Voyager Fund                                       9,222,719 units             161,424,513    177,906,240
 Putnam* S&P 500 Index Fund                                   121,380 units               2,727,928      2,739,557
 Vanguard Windsor II Fund*                                    138,811 units               4,108,309      3,972,761
                                                                                       ---------------------------
                                                                                        340,376,660    363,440,595

Boston Safe Deposit & Trust Company
 Short-Term Investment Fund                                 9,456,615 units               9,456,615      9,456,615

Whirlpool Corporation* common stock                         1,052,212 shares             51,675,308     57,871,662

Insurance contracts:
 Continental Assurance Company* guaranteed investment
  contract, #GP-24029, 5.15%                                                              5,211,409      5,211,409
 John Hancock Mutual Life Insurance Company* guaranteed
  insurance contract, #8722-GAC, 6.04%                                                    2,650,453      2,650,453
 Life Insurance Company of Virginia* guaranteed
  investment contract, #GS-2949, 6.40%                                                    5,000,850      5,000,850
 Life Insurance Company of Virginia* guaranteed
  investment contract, #GS-3056, 5.81%                                                    6,109,869      6,109,869

                             Whirlpool 401(k) Plan

                               December 31, 1997

                                                                   Number of                             Contract/
                                                                     Shares                               Current
               Description of Investment                            or Units                Cost           Value
--------------------------------------------------------------------------------------------------------------------
Insurance contracts (continued):
 New York Life Insurance Company* guaranteed investment
  contract, #GA30745, 5.40%                                                             $  6,102,887    $  6,102,887
 New York Life Insurance Company* guaranteed investment
  contract, #GA30679, 5.16%                                                                5,211,818       5,211,818
 Peoples Security Life Insurance Company* guaranteed
  investment contract, #BDA00720FR, 5.07%                                                  5,208,139       5,208,139
 The Principal Financial Group* guaranteed investment
  contract, #GA430429-01, 6.26%                                                              504,680         504,680
 Security Life of Denver Insurance Company* guaranteed
  investment contract, #FA-0627, 6.25%                                                     2,003,325       2,003,325
 TransAmerica Occidental Life Insurance Company*
  guaranteed investment contract, #GA51469, 5.00%                                          5,545,667       5,545,667
 United of Omaha Life Insurance Company* guaranteed
  investment contract, #SDGA11498, 6.23%                                                   2,507,254       2,507,254
 United of Omaha Life Insurance Company* guaranteed
  investment contract, #SDGA111566, 6.23%                                                  2,507,254       2,507,254
 Morgan Guaranty Trust Company* guaranteed investment
  contract, #WHIR9705A, 5.62%                                                             33,752,990      33,752,990
                                                                                        ----------------------------
                                                                                          82,316,595      82,316,595
Participant loans                                                                                  -      24,039,994
                                                                                        ----------------------------
Total investments                                                                       $483,825,178    $537,125,461
                                                                                        ============================

*Party in interest.

                                                                              25

                             Whirlpool 401(k) Plan

                Line 27d -- Schedule of Reportable Transactions

                         Year ended December 31, 1997

                                                                                                   Current
                                                                                                    Value
                                                                                                 of Asset on
       Identity of                                         Purchase      Selling      Cost of    Transaction    Net Gain
      Party Involved           Description of Assets         Price        Price        Asset        Date         (Loss)
-------------------------------------------------------------------------------------------------------------------------

Category (iii) -- Series of transactions in excess of 5% of plan assets
-----------------------------------------------------------------------

Putnam Investment Company*

                             Asset Allocation: Balanced
                               Portfolio                  $26,402,931  $         -  $         -  $26,403,123   $        -
                                                                    -   19,726,921   18,722,204   19,726,921    1,004,717
                             Income Fund                   18,932,511            -            -   18,932,438            -
                                                                    -   11,647,273   11,617,999   11,647,273       29,274
                             New Opportunities Fund        24,994,856            -            -   24,971,064            -
                                                                    -   19,835,906   19,481,363   19,835,906      354,543
                             Voyager Fund                  47,128,513            -            -   47,128,821            -
                                                                    -   64,439,762   62,571,386   64,439,762    1,868,376
American Funds*              Heartland Value Fund          45,047,808            -            -   45,046,111            -
                                                                    -   24,704,961   22,788,752   24,704,961    1,916,209
                             EuroPacific Growth Fund       20,240,399            -            -   20,240,127            -
                                                                    -   15,244,669   14,491,732   15,244,669      752,937
Whirlpool Corporation*       Common stock                  28,532,250            -            -   28,531,857            -
                                                                    -   38,683,899   34,251,458   38,683,899    4,432,441

Note: There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 1997.

*Party in interest.

Expenses related to the purchase and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified.

                                 Exhibit Index
                                 -------------


                                                                Sequential
Exhibit No.                           Document                  Page Number*
-----------                           --------                  -----------
    23      Consent of Ernst & Young





-------------------------------------
*This information appears only in the manually signed original of the Form 11-K



                                                                              27